Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 30, 2024 (the “2024 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2024 Form 20-F under the section titled “Risk Factors” and in other parts of the 2024 Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

Based on our evaluation of preliminary data and our consideration of a number of factors including substantial unmet needs, benefits over existing therapies, potential market size, competition in market, the Company decides how to prioritize its resources among projects. Overall, our rationale for selecting Lead Projects is not based on any mechanical formula or rigid selection criteria, but instead focused on a combination of the factors and individual attributes of the Lead Projects themselves.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Obtaining and leveraging government grants to fund project development.

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of its resources and focusing its efforts on advancing lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with the Company’s commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

On March 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”) to effect a merger among the parties (the “Merger”); the Company decided to pause the majority of its R&D activities to focus on the merger to ensure optimal allocation of resources and maximize shareholder value. On October 25, 2024, the Company and Yoov mutually agreed to terminate the Merger Agreement, and therefore the potential merger was abandoned. The Company will continue to explore other reverse takeover or business combination opportunities that are expected to be accretive to shareholder value.

On December 16, 2024, the Company received a letter from Carey Olsen with a Summons with Notice dated September 3, 2024, taken out by Karen Cheung (a/k/a Wing TSZ Cheung) as plaintiff against, among others, the Company as defendant in the Supreme Court of the State of New York County of New York, in relation to an action to recover financial losses sustained by the plaintiff (the “Case”). The Case is at the very early stages of litigation and although we intend to defend the lawsuit, there can be no assurance regarding the ultimate outcome of this case. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth, and cash flows.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result of this commitment, our pipeline of drug candidates has been steadily advancing.

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses may significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

RESULTS OF OPERATION

For the six months ended June 30, 2024 and 2023

The following table summarizes our results of operations for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$-	$431,378

Operating expenses
Cost of healthcare services	-	(426,063)
Research and development expenses	(2,038,923)	(3,212,366)
General and administrative fees	(326,187)	(1,263,019)
Legal and professional fees	(366,164)	(1,738,566)
Other operating expenses	(137,233)	(330,212)
Total operating expenses, net	(2,868,507)	(6,970,226)

Other income (expenses)
Loss on investments in marketable securities, net	-	(9,266)
Interest (expense) income, net	(68,462)	(93,478)
Loss on disposal of subsidiaries	(4,271)	-
Sundry income	282,353	36,803
Total other income (expenses), net	209,620	(65,941)

Net loss	(2,658,887)	(6,604,789)

Revenue

Healthcare services income was $nil and $431,378 for the six months ended June 30, 2024 and 2023, respectively, which related to the services income derived from the AML clinic. The decline in healthcare services income was attributed to the strategic decision to suspend clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $nil and $426,063 for the six months ended June 30, 2024 and 2023, respectively, which related to the cost incurred by clinic. The decline in cost of healthcare services was attributed to the strategic decision to suspend clinic services in the second quarter of 2023.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the six months ended June 30, 2024 and 2023. Before the Merger Agreement was terminated, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time; following the termination of the Merger Agreement in the fourth quarter of fiscal 2024, we determined that searching for other business combination opportunities could maximize shareholder value, and our R&D activities remain suspended.

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Amortization and depreciation	$251,567	$620,741
Consultation	92,308	741,308
Milestones payment	60,659	50,000
Sponsored research	34,948	14,733
Contracted research organizations	19,210	626,026
Other R&D expenses	30,321	279,893
Payroll expenses	-	360,169
Impairment loss on long-lived assets	1,549,910	519,496
Total Research and Development Expenses	2,038,923	3,212,366

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
R&D expenses by projects
ALS-4	$1,654,061	$889,884
SACT-1	92,308	239,642
PathsDx	102,638	1,125,029
Other projects	189,916	957,811
Total	$2,038,923	$3,212,366

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the six months ended June 30, 2024 and 2023. The decrease in general and administrative expenses was primarily attributable to the streamlining of our operations to focus on preparation for the Merger, which has since been abandoned.

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
General and Administrative Fees:
Insurance	$182,527	$245,199
Rent and rates	74,296	156,299
Payroll expenses	59,308	592,030
Amortization and depreciation	3,480	49,907
Travelling expenses	205	38,025
Advertising and marketing expenses	-	42,156
Other expenses	6,371	139,403
Total General and Administrative Fees	326,187	1,263,019

Legal and professional fees

For the six months ended June 30, 2024 and 2023, the legal and professional fees were $366,164 and $1,738,566, respectively. The decrease in legal and professional fees was primarily attributed to the lack of non-routine activities that were present in the same period last year, such as the implementation of reverse stock split, and amendments to the memorandum and articles of association. The absence of such non-routine exercises in the current period has resulted in a decrease in legal and professional fees.

Other operating expenses

For the six months ended June 30, 2024 and 2023, the other operating expenses were $137,233 and $330,212, respectively. The decrease was primarily due to the decrease in impairment loss of long-lived assets as majority of long-lived assets were impaired in prior period.

Other income (expenses)

The following table sets forth a summary of other income (expenses) for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Other income (expenses):
Loss on investments in marketable securities, net	$-	$(9,266)
Interest expense, net	(68,462)	(93,478)
Loss on disposal of subsidiaries	(4,271)	-
Sundry income	282,353	36,803
Total other income (expenses), net	209,620	(65,941)

Net loss attributable to Aptorum Group Limited

For the six months ended June 30, 2024 and 2023, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $2,643,796 and $5,487,104, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $2,658,887 and net operating cash outflow of $1,280,887 for the six months ended June 30, 2024. In addition, the Group had an accumulated deficit of $70,805,518 as of June 30, 2024. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

In additions, the Group terminated the Agreement and Plan of Merger dated March 1, 2024 (the “Merger Agreement”) which originally aimed to facilitate the reverse takeover of YOOV resulting in YOOV becoming the major shareholder of the Group upon completion. This termination, together with recurring net losses and net operating cash outflow, may raise substantial doubt about the Group’s ability to continue as a going concern.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expenditure. The Group will need to maintain its operating costs at a level through strict cost control and budget, such as staff reduction, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its unaudited condensed consolidated financial statements. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully.

If the Group determines that its cash requirements exceed the amount of cash and cash equivalents the Group has at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Group cannot assure that the financing will be available in amounts or on terms acceptable to the Group, if at all. However, the management plans cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2024.

	Payment Due by Period (Unaudited)
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	171,084	92,100	78,984	-
Debt obligations	3,360,000	-	3,360,000	-
Finance lease	-	-	-	-
Total	3,531,084	92,100	3,438,984	-

Operating lease commitments

We have an operating lease for laboratory. Operating lease commitments reflect our obligation to make payments under the operating lease.

Debt obligations

Debt obligations reflects outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A Ordinary Shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of June 30, 2024, we do not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2024 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$81,282
From entering phase 1 to before first commercial sale	9,748,205
First commercial sale	6,728,205
Net sales amount more than certain threshold in a year	29,384,616
Subtotal	45,942,308

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	147,493
Total	$46,089,801

For the six months ended June 30, 2024 and 2023, the Group incurred $60,659 and $50,000 milestone payments respectively. For the six months ended June 30, 2024 and 2023, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Six months ended June 30, 2024	Six months ended June 30, 2023
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(1,280,887)	$(6,193,088)
Net cash provided by investing activities	58,621	558,781
Net cash provided by financing activities	-	1,092,068
Net decrease in cash and restricted cash	(1,222,266)	(4,542,239)

For the six months ended June 30, 2024 and 2023

Operating activities

Net cash used in operating activities amounted to $1.3 million and $6.2 million for the six months ended June 30, 2024 and 2023, respectively. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash provided by investing activities amounted to $0.1 million and $0.6 million for the six months ended June 30, 2024 and 2023, respectively. The decrease in net cash provided by investing activities was due to the decrease in cash received from related parties for loan repayment by $0.5 million.

Financing activities

Net cash provided by financing activities amounted to $nil and $1.1 million for the six months ended June 30, 2024 and 2023, respectively. The decrease in net cash inflow from financing activities is attributed to the absence of financing activities during the period, as the Company was solely focused on the previously anticipated Merger.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.